
11008767



No Act
PE 11/22/11

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

December 15, 2011

Robert I. Townsend, III
Cravath, Swaine & Moore LLP
RTownsend@cravath.com

Act: 1934
Section:
Rule: 14a-8
Public Availability: 12-15-11

Re: Stanley Black & Decker, Inc.
Incoming letter dated November 22, 2011

Dear Mr. Townsend:

This is in response to your letter dated November 22, 2011 concerning the shareholder proposal submitted to Stanley Black & Decker by the Sheet Metal Workers' National Pension Fund. We also have received a letter from the proponent dated December 12, 2011. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosure

cc: Kenneth Colombo
Sheet Metal Workers' National Pension Fund
Kcolombo@smwnpf.org

December 15, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Stanley Black & Decker, Inc.
Incoming letter dated November 22, 2011

The proposal requests that the board audit review committee establish an "Audit Firm Rotation Policy" that requires that at least every seven years Stanley Black & Decker's audit firm rotate off the engagement for a minimum of three years.

There appears to be some basis for your view that Stanley Black & Decker may exclude the proposal under rule 14a-8(i)(7), as relating to Stanley Black & Decker's ordinary business operations. In this regard, we note that the proposal relates to limiting the term of engagement of Stanley Black & Decker's independent auditors. Proposals concerning the selection of independent auditors or, more generally, management of the independent auditors' engagement, are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Stanley Black & Decker omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Stanley Black & Decker relies.

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SENT VIA EMAIL to shareholderproposals@sec.gov

December 12, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: The Stanley Black & Decker, Inc. November 22, 2011, Letter Requesting to Exclude Sheet Metal Workers' National Pension Fund's Auditor Rotation Policy Proposal

Ladies and Gentlemen:

I write on behalf of the Sheet Metal Workers' National Pension Fund ("Fund") in response to the request by Stanley Black & Decker, Inc. ("Stanley" or "Company") to the Staff of the Division of Corporation Finance ("Staff") of the U.S. Securities and Exchange Commission ("Commission") seeking Staff concurrence with its view that it may properly exclude the Fund's auditor rotation policy shareholder proposal ("Proposal") from inclusion in its proxy materials to be distributed in connection with the Stanley 2012 annual meeting of shareholders. We respectfully request that the Staff not concur with Stanley's view that it may exclude the Proposal from its 2012 annual meeting proxy materials, as Stanley has failed to meet its burden of persuasion to demonstrate that it may properly omit the Proposal. In accordance with Rule 14a-8(k) and Section E of the Staff Legal Bulletin No. 14D (November 7, 2008), a copy of this letter is being simultaneously sent to Stanley and its counsel.

By letter dated Nov. 22, 2011, Stanley requested that the Staff concur in its view that it may exclude the Proposal from its proxy materials. Stanley seeks concurrence with its view that the Proposal can be excluded pursuant to Rule 14a-8(i)(7) because the Proposal "deals with a matter relating to the ordinary business of a company." It also seeks omission of the Proposal on Rule 14a-8(i)(9) grounds because "the Proposal is in direct conflict with a proposal to be submitted by the Company at its 2012 Annual Meeting of Shareholders." It is our view that Stanley has failed to meet its burden of persuasion on either ground and should not be granted leave to exclude the Proposal from inclusion in its proxy materials for the 2012 annual meeting of shareholders.

I. The Auditor Rotation Policy Proposal

On Nov. 9, 2011, the Fund submitted a shareholder proposal to Stanley pursuant to Rule 14a-8 (Proposals of Security Holders) that addresses the engagement of the registered public accounting firm retained to audit the Company's financial statements. Specifically, the Proposal seeks to provide for and protect auditor independence by requesting that the Stanley Board of Directors and its Audit Committee adopt an Auditor Rotation Policy. The Proposal reads as follows:

> **Be it Resolved:** That the shareholders of Stanley Black & Decker, Inc. ("Company") hereby request that the Company's Board Audit Review Committee establish an Audit Firm Rotation Policy that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years.

The Proposal's supporting statement highlights the importance of auditor independence to the integrity of the public company financial reporting system that underpins U.S. and global capital markets. The Auditor Rotation Policy is proposed as an important reform designed to advance the independence, skepticism and objectivity auditors have toward their audit clients.

II. Auditor Engagement and Independence - Governance Responsibilities

In the wake of the global financial crisis, it is important that investors be able to rely on the accuracy of public company financial statements and the integrity of corporate accounting processes. Auditor independence is the bedrock on which the reliability of our economy's financial reporting system rests, making a corporation's engagement of a registered public accounting firm to perform audit services a critically important matter. In a financial reporting system in which significant financial relationships exist between accounting firms and their audit clients, it is important that legislators, regulators, investors, corporate boards and audit committees remain vigilant against challenges to auditor independence. The Public Company Accounting Oversight Board's ("PCAOB") recent concept release entitled "Auditor Independence and Audit Firm Rotation" ("Concept Release") outlines the challenges to auditor independence and defines the issue:

> Independence is both a description of the relationship between auditor and client and the mindset with which the auditor must approach his or her work. The most general of the independence requirements in the auditing standards provides: '[i]n all matters relating to the assignment, an independence in mental attitude is to be maintained by the auditor or auditors.' One measure of this mindset is the auditor's ability to exercise 'professional skepticism,' which is described as 'an attitude that includes a questioning mind and a critical assessment of audit evidence.' PCAOB standards provide that '[i]n exercising professional skepticism, the auditor should not be satisfied with less than persuasive evidence because of a belief that management is honest.'[1]

The goal of ensuring auditor independence in a system of for-profit accounting firms that are retained by audit clients has been a subject of federal legislation and related

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[1] PCAOB Concept Release on Auditor Independence and Audit Firm Rotation, PCAOB Release No. 2011-006, August 16, 2011.

rulemakings. The Sarbanes-Oxley Act sought to foster and protect auditor independence by placing various limits and requirements on the auditor-client relationship, including limitations on the services that an accounting firm can provide an audit client and a lead engagement partner rotation requirement. Section 10A(m)(2) of the Exchange Act (Responsibilities relating to registered accounting firms), and Rule 10A-3(b)(2) thereunder, set new responsibilities for board audit committees. The Rule confirmed that the audit committee, in its capacity as a committee of the board of directors, was to be "directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged..." In establishing these new audit committee responsibilities, auditor independence was protected in large measure by removing management personnel from audit firm retention decision-making.[2]

New York Stock Exchange Listed Company Manual requirements[3] and public company governance documents further establish the governance responsibilities of corporate boards and their audit committees to provide for auditor independence. NYSE listing standards require a listed company to have an audit committee that satisfies the requirements of Exchange Act Rule 10A-3, and the audit committee must have a written charter that addresses "(i) the committee's purpose – which, at a minimum, must be to: (A) assist board oversight of (1) the integrity of the listed company's financial statements, (2) the listed company's compliance with legal and regulatory requirements, (3) the independent auditor's qualifications and independence, and (4) the performance of the listed company's internal audit function and independent auditors."

In compliance with these statutory and regulatory requirements, public corporations, including Stanley, have in place audit committees with charters that outline committee duties and responsibilities. The Stanley Black & Decker, Inc. Audit Committee Charter ("Charter") clearly states that "The Audit Committee is appointed by the Board to assist the Board in monitoring (1) the integrity of the financial statements of the Company, (2) the independent auditor's qualifications and independence, (3) the performance of the Company's internal audit function and independent auditors, and (4) the compliance by the Company with legal and regulatory requirements."[4] The Charter also provides:

> The Audit Committee shall have the sole authority to appoint or replace the independent auditor (subject, if applicable, to shareholder ratification). The Audit Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent auditor shall report directly to the Audit Committee.

The governance framework constructed for the oversight and protection of auditor independence establishes primary responsibility with a corporation's board of directors,

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[2] See: Instruction 1 to Rule 10A-3.

[3] New York Stock Exchange Listed Company Manual, Section 303A.6 (Audit Committee)

[4] See: The Stanley Company website: http://www.stanleyblackanddecker.com/.

while assigning direct audit firm retention and monitoring duties to the audit committee, as opposed to corporate management. Both the NYSE listing standards and the Stanley Charter define the audit committee's purpose as one of assisting board of director oversight of auditor qualifications and independence.

III. The Ordinary Business Rule 14a-8(i)(7) Does Not Provide a Basis for Excluding the Auditor Rotation Proposal

Stanley fails to meet its burden of persuasion to justify the omission of the Proposal under Rule 14a-8(i)(7). The Proposal neither addresses a subject matter, the selection and retention of a registered public accounting firm to audit company financial statements, that relates to certain tasks that are so "fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight," nor does the Proposal attempt to "micro-manage" the Company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Additionally, we believe that the Auditor Rotation Proposal focuses on the subject of auditor independence, a significant public policy issue that is the subject of widespread public debate, and thus is not a subject matter that falls within the Rule 14a-8(i) (7) "ordinary business" exclusion.

In Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Release"), the Commission summarized the principal considerations in the Staff's application of the "ordinary business" exclusion:

> The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting.

The 1998 Release further outlined "two central considerations" upon which the policy underlying the ordinary business exclusion rests. The first central consideration relates to the subject matter of a proposal and holds that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second central consideration relates to the degree to which a proposal seeks to "micro-manage"' a company by probing too deeply into "matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

Rule 14a-8(i)(7) First Central Consideration: Proposal Subject Matter

Stanley can satisfy its burden of persuasion under Rule 14a-8(i)(7) by demonstrating that the subject matter of the Proposal involves a task so fundamental to management's ability to run a company on a day-to-day basis that it cannot, as a practical matter, be subject to direct shareholder oversight. To support its position in this regard, Stanley relies on no-action precedent and states that "[t]he Proposal would foreclose the Board's ability to conduct the Company's ordinary business operations by mandating periodic changes in auditors. . . " We believe that the precedent allowing exclusion of auditor rotation shareholder proposals has been based on an incorrect reading and, thus, misapplication of the Exchange Act as amended by Sarbanes-Oxley; specifically, as it relates to the respective roles of the board of directors, audit committees and shareholders in protecting the integrity of the audit process. We submit that applying an appropriate analysis of the ordinary business exclusion, as defined by the 1998 Release, will yield a denial of the Company's request for leave to exclude the Proposal under Rule 14a-8(i)(7).

Section 10A(m)(2) of the Exchange Act provides that the audit committee "in its capacity as a committee of the board of directors, shall be directly responsible for the appointment, compensation, and oversight of the work of any registered public accounting firm employed by that issuer (including resolution of disagreements between management and the auditor regarding financial reporting) . . . ." Instruction 1 to Rule 10A-3, which was issued pursuant to section 10A(m) of the Exchange Act, provides in pertinent part:

> The requirements in paragraphs (b)(2) through (b)(5) . . . do not conflict with, and do not affect the application of, any requirement or ability under a listed issuer's governing law or documents . . . that requires or permits shareholders to ultimately vote on, approve or ratify such requirements. The requirements instead relate to the assignment of responsibility as between the audit committee and management.

Note the status of the audit committee "as a committee of the board" and that the audit committee is "directly," not "solely," responsible for appointing, compensating, and overseeing the auditor. Most significantly, note the specific instruction that these requirements do not conflict with certain defined shareholder rights, but "instead relate to the assignment of responsibility as between the audit committee and management."

In Release Nos. 33-8220 and 34-47654, "Standards Relating to Listed Company Audit Committees," (April 25, 2003), the Commission provided an overview of the new rules promulgated pursuant to Sarbanes-Oxley:

> Effective oversight of the financial reporting process is fundamental to preserving the integrity of our markets. The board of directors, elected by and accountable to shareholders, is the focal point of the corporate governance system. The audit committee, composed of members of the board of directors, plays a critical role in providing oversight over and serving as a check and balance on a company's financial reporting system. . . . It provides a forum separate from management in which auditors and other interested parties can candidly discuss concerns. . . .

The Commission then discussed the history of concerns related to audit committee independence:

> As early as 1940, the Commission encouraged the use of audit committees composed of independent directors... An audit committee comprised of

> independent directors is better situated to assess objectively the quality of the issuer's financial disclosure and the adequacy of internal controls than a committee that is affiliated with management. Management may face pressures for short-term performance and corresponding pressures to satisfy market expectations. These pressures could be exacerbated by the use of compensation or other incentives focused on short-term stock appreciation, which can promote self-interest rather than the promotion of long-term shareholder interest. An independent audit committee with adequate resources helps to overcome this problem and to align corporate interests with those of shareholders.

The Commission explained the importance of limiting management's role in regard to a company's outside auditors:

> The auditing process may be compromised when a company's outside auditors view their main responsibility as serving the company's management rather than its full board of directors or its audit committee. This may occur if the auditor views management as its employer with hiring, firing and compensatory powers. Under these conditions, the auditor may not have the appropriate incentive to raise concerns and conduct an objective review.... One way to help promote auditor independence, then, is for the auditor to be hired, evaluated and, if necessary, terminated by the audit committee. This would help to align the auditor's interests with those of shareholders.

Finally, the Commission clarified the new rule's interaction with other requirements, stating:

> We proposed adding an instruction to the rule to clarify that the requirements regarding auditor responsibility do not conflict with, and are not affected by, any requirement under an issuer's governing law or documents. . . The requirements instead relate to the assignment of responsibility to oversee the auditor's work as between the audit committee and management....

Viewed in this context, the company's argument that the delegation of authority to the Audit Committee to select and retain the independent audit firm justifies exclusion of the Proposal must fail. As the references above confirm, Congress and the Commission intended to enhance auditor independence by granting direct responsibility over the independent auditors to the Audit Committee and to severely restrict management influence. Further, it explicitly referenced its desire not to interfere with shareholders' rights.

We believe a review of the first central consideration behind the ordinary business exclusion supports our argument that Stanley has failed to meet its burden of persuasion. Stanley's argument relies entirely on the precedent and the grant of selection and retention authority over the independent auditors to the Audit Committee. In order to justify its request for no-action relief under Rule 14a-8(i)(7)'s first central consideration, Stanley must prove that the subject matter of the Proposal relates to certain tasks that are so "fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." First, note the nature of shareholder proposals that the Staff stated could properly be excluded under Rule 14a-8(i)(7). Examples cited in the 1998 Release include "the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." These types of proposals involve routine, mundane business matters, fundamentally different from the subject matter of the Proposal.

As defined by Stanley, the subject matter of the Proposal is the selection of the independent auditor. For Stanley, the inquiry would end here. To prevail, Stanley must demonstrate that the Proposal relates to certain tasks that are fundamental to management's ability to run a company on a day-to-day basis. The only task that the Proposal invokes is limiting the independent auditor's tenure to seven years, hardly a daily task and certainly not one fundamental to management's ability to run the Company

The next element Stanley must satisfy is proving that the subject matter of the Proposal could not, as a practical matter, be subject to direct shareholder oversight. Stanley makes no argument that it would be impractical for shareholders to provide oversight on the issue of whether to adopt an auditor rotation policy. As noted above, Stanley does argue that the Proposal intrudes on the responsibilities of the Audit Committee, but that does not relate to its practicality. In addition, the Proposal does not seek direct shareholder oversight. It requests a policy to be implemented by the Board and its Audit Committee.

In conclusion, none of the concerns behind the first central consideration of the ordinary business exclusion are raised by the Proposal. The subject matter consideration was designed to exclude shareholder proposals that raise issues that are fundamental to management's ability to run a company on a day-to-day basis; e.g., routine operational issues relating to product quality or retention of suppliers. Stanley does not attempt to argue that the Proposal's requested policy that the auditor be rotated off the engagement after seven years is such a routine operational issue. Nor could it successfully make such an argument. Rule 14a-8(i)(7) was intended to keep shareholders from meddling in day-to-day business decisions fundamental to management's ability to run the company, not voicing their opinions on important policy issues.

Rule 14a-8(i)(7) Second Central Consideration: Micro-management of a Company

The second consideration under the Rule 14a-8(i)(7) exclusion relates to the degree to which a proposal seeks to "micro-manage" a company "by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."[5] The Proposal, if implemented, would neither involve the management of the audit firm engagement nor the direct selection of the audit firm, two tasks clearly within the capabilities and responsibilities of the Audit Committee. Rather,

[5] Exchange Act Release No. 12999 (Nov. 22, 1976)

the Proposal advances a straightforward audit firm rotation policy designed to promote auditor independence. In practical terms, an auditor rotation policy prospectively implemented would simply entail a periodic limitation on the continued retention of an incumbent audit firm. Such a policy and practice would not interfere with either the management of the regular audit firm selection process or the management of the ongoing audit firm engagement.

Shareholders who rely on the accuracy of audited financial statements would certainly be capable of formulating an informed voting position on the merits of the Proposal. Further, it should be noted that it is the practice of the Stanley Board of Directors and Audit Committee to bring the issue of auditor ratification to shareholders for an annual vote. The vote presented by the Board and Audit Committee is to ratify the annual selection of the registered public accounting firm that will audit Stanley's financial statements and internal controls of financial reporting. The vote ratifying the annual selection of the registered public accounting firm given the multitude of factors involved in that decision is arguably far more complex than the Proposal's auditor rotation policy. Presented with an opportunity to vote on the Proposal, shareholders would certainly be able to formulate "an informed judgment" after consideration of Company and proponent arguments on the issue.

We believe that we have demonstrated that the Company has failed to satisfy its burden of persuasion under the central considerations of the Rule 14a-8(i)(7) analysis.

Significant Policy Issue Exception to Rule 14a-8(i)(7)

We believe that the Proposal directly relates to a significant policy issue, auditor independence, that is the subject of widespread public debate and therefore should not be excludable under the ordinary business rule. While longstanding, the public and professional debate on the means of enhancing auditor independence is clearly intensifying. In the wake of a severe credit market collapse that saw the unrestrained use of complex, high risk, and poor quality financial products, enhancing auditor independence and investor confidence in the quality of financial reporting is of paramount importance. In this context, auditor rotation continues to be an important topic of widespread public debate centered on auditor independence and the protection of the capital markets.[6]

In determining whether to allow the exclusion of a shareholder proposal as a matter of "ordinary business," the Staff considers whether the proposal "has emerged as a consistent topic of widespread public debate such that it would be a significant policy issue." *AT&T Inc.* (Feb. 2, 2011). In *The Walt Disney Company* (Dec. 18, 2001) the Staff was faced with a proposal relating to the same subject matter as that presented by the Proposal; that is,

[6] Auditor independence and audit firm rotation were important aspects of the Congressional debate that produced The Sarbanes-Oxley Act in response to dramatic examples of corporate accounting fraud. Title II of the Act (Auditor Independence) included various disclosure and practice requirements designed to protect investor interests through the protection of auditor independence, with Section 207 ("Study of Mandatory Rotation of Registered Public Accounting Firms") of Title II requiring a GAO study of the auditor rotation issue.[6]

auditor independence. In *Disney*, the proposal sought to enhance auditor independence by requesting that the board of directors adopt a policy that the company's independent auditors only be allowed to provide audit services to the company and not any other type. The company sought to omit the proposal pursuant to Rule 14a-8(i)(7) on the ground that it related to its ordinary business operations; specifically, that it encroached upon the Board and Audit Committee's discretion to engage its independent auditors. Disney argued:

> [W]e believe the Commission has recognized the appropriateness of leaving basic responsibility for the maintenance of auditor independence, within the limits adopted in the Commission's rules, to each registrant's board of directors and audit committee.
>
> This conclusion is consistent with the conclusions reached by the Staff in numerous no-action requests over an extended period of time, concurring in the view that stockholder proposals relating to the selection of a company's independent accountants, including criteria used in their engagement, may be omitted from proxy statements because they are matters relating to the conduct of a company's ordinary business operations. For example, a stockholder proposal submitted to Pacific Gas and Electric Company, which would have required that the company select a new accounting firm every three years, was permitted to be excluded because the proposal dealt with a matter related to "the method and criteria used to determine the independent auditors selected." See *Pacific Gas and Electric Company* (available January 26, 1993). The Staff reached the same conclusion in *Southern New England Telecommunications Company* (available February 11, 1991), relating to a proposal to limit the service of an independent auditing firm to four consecutive years and not more than six years in any ten consecutive years, and *Transamerica Corporation* (available March 8, 1996) (allowing exclusion from proxy statement of proposal requiring the company to select a new auditing firm every four years). . .; *Consumers Power Company* (available January 3, 1986) (proposal to require rotation of independent auditors at least every five years and implementation of a competitive process to select auditors). . . All of these no-action letters appropriately recognize that the selection of auditors is appropriately a function of the conduct of a company's ordinary business operations.

The proponent in Disney rebutted the company's argument in words that we believe apply equally to the instant case. The proponent argued:

> The Company seeks to omit the proposal pursuant to Rule 14a-8(j)(7) *(sic)* on the ground that it relates to the ordinary business operations of the Company.
>
> The Fund respectfully submits that the Company has confused the ordinary

> business of "selecting" auditors (see the numerous rulings cited by the Company on pages 3-4 of its letter) with the broad policy sought in the proposal to ensure that whoever the Company selects to be its independent accountant is truly "independent" by removing the potential for conflicts of interest that is created if the accountant renders "other" services to the Company in addition to its audit service.
>
> To put it plainly, the Fund's proposal does not seek, nor does it care, who the Company selects to be its Independent accountant. All that the Fund's proposal seeks is protection that the independent accountant's objectivity is not compromised by receiving payment for other services to the Company.

In *Disney* the Staff recognized the validity of the proponent's argument, holding:

> We are unable to concur in your view that Disney may exclude the proposal under rule 14a-8(i)(7). That provision permits the omission of a proposal that deals with a matter relating to the ordinary business operations of a registrant. In view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues, we do not believe that Disney may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

This same logic supports inclusion of the Proposal. The proposal in *Disney* sought to enhance auditor independence by limiting the provision of non-audit services; the Proposal in the instant case seeks to enhance auditor independence by limiting the independent auditors to seven-year terms. Note that in its request for no-action relief Disney equated the proposal to allow auditors to only provide audit services with numerous auditor rotation proposals.

In the proxy season following the *Disney* decision, the Staff was faced with another shareholder proposal that was claimed to be a matter of ordinary business but in fact represented an issue of substantial importance. In *National Semiconductor Corporation* (avail. Dec. 6, 2002), the Staff held that stock option expensing could no longer be excluded on ordinary business grounds. Option expensing had been a topic of debate by the Financial Accounting Standards Board and in Congress a decade earlier, yet the Staff reconsidered its position in light of the renewed widespread public debate on the matter and executive compensation generally. The Staff determined that rather than being a matter of choice of an accounting standard, the stock option expensing proposal related to the significant policy issue of executive compensation. Similarly, the auditor rotation issue that has been vigorously debated for nearly a decade including in the Sarbanes-Oxley Act deliberations, and which has been repeatedly omitted as a shareholder proposal on ordinary business grounds, should now be viewed as a matter related to the significant policy issue of auditor independence.

The subject of auditor independence and auditor rotation is a paramount concern of shareholders and the investor community generally. In both the U.S. and internationally, the issue is being considered with increasing urgency. In its recent Concept Release, the Public Company Accounting Oversight Board (PCAOB) solicited public comment on ways that auditor independence, objectivity and professional skepticism can be enhanced, including through mandatory rotation of audit firms. On the occasion of the publication of the Concept Release, PCAOB Chairman James R. Doty stated:

> 'One cannot talk about audit quality without discussing independence, skepticism and objectivity. Any serious discussion of these qualities must take into account the fundamental conflict of the audit client paying the auditor...'
>
> 'The reason to consider auditor term limits is that they may reduce the pressure auditors face to develop and protect long-term client relationships to the detriment of investors and our capital markets.'[7]

The PCAOB Standing Advisory Group held meetings on Nov. 9 and 10, 2011. On the November 9th meeting agenda was the topic "Auditor Independence and Audit Firm Rotation." The session provided an opportunity for PCAOB members and staff, and Advisory Group members, representing investors, large and small audit firms, and the preparer community, to discuss and debate the merits of audit firm rotation. The comments of Advisory Group members representing different perspectives on the issue highlight that the enhancement of auditor independence by means of audit firm rotation is a significant public policy issue that is the subject of widespread debate.[8]

Further, it should be noted that as of this date, the PCAOB's Concept Release on "Auditor Independence and Audit Firm Rotation" has stimulated a strong response from a diverse group of commentators representing corporate audit committees, investors, public accounting firms of all sizes, and academicians. The high level of responsive comments to the Concept Release (the comment period does not end until December 14, 2011) reflects the intensifying debate over audit firm rotation as a means of enhancing auditor independence.[9]

Just days ago the European Commission announced proposed legislation for the European Union countries that included a proposed mandatory audit firm rotation every six years. An

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[7] PCAOB New Release, PCOAB Issues Concept Release on Auditor Independence and Audit Firm Rotation, http://pcaobus.org/News/Releases/Pages/08162011_OpenBoardMeeting.aspx, Washington, D.C., Aug. 16, 2011

[8] *See* PCAOB website at http://pcaobus.org/News/Events/Pages/11092011_SAGMeeting.aspx to access the discussion of auditor rotation.

[9] *See* PCAOB website at http://pcaobus.org/Rules/Rulemaking/Pages/Docket037Comments.aspx for comment letters received by the PCAOB.

article entitled "EU Proposes Overhaul to Audit Rules," *Wall Street Journal online* (Dec. 1, 2011) describing the European Union's proposed major reforms of audit firms, including mandatory auditor rotation, noted:

> The European Union wants to ban audit firms from offering most non-auditing services to their clients and to require that large companies rotate their auditors.
>
> The changes, proposed Wednesday, are intended to end cozy relationships between auditors and their clients and boost competition in a market now dominated by four major firms. If adopted, they would be among the toughest in the world.
>
> The European Commission, the EU's executive arm, said it is responding to criticisms of the industry, including concerns that the other business the firms do for audit clients gives them incentives to go easy on audits so they don't lose revenue by harming the overall relationship. That business model led them to ignore mounting risks at banks and other firms before the global financial crisis exploded in 2008, critics say.
>
> Also, the dominance of the so-called Big Four—KPMG, Ernst & Young, PricewaterhouseCoopers and Deloitte LLP—allows them to become entrenched with clients after years of work, threatening their 'professional skepticism,' the commission said.
>
> ....
>
> 'Investor confidence in audit has been shaken by the crisis and I believe changes in this sector are necessary: We need to restore confidence in the financial statements of companies,' Michel Barnier, the EU's commissioner for financial regulation, said in a statement.
>
> The U.S. is also considering audit-industry reform, though its proposals are neither as sweeping nor as far along as the EU proposals. The Public Company Accounting Oversight Board, the U.S. auditing regulator, is exploring the idea of mandatory audit-firm rotation. The board plans to hold a public roundtable on the issue in March and then decide what to do next.
>
> ....
>
> The EU's proposed rules would apply mainly to audits of large, publicly traded firms— "public interest entities" in EU jargon. Auditors would be forbidden from offering a range of financial services to the firms they audit, including bookkeeping, accounting, tax advice and legal services.
>
> The rules also would require those companies to change their auditors every six years, or after nine years if two audit firms are used....

PCAOB Chairman James Doty applauded the European Union developments and Mr.

Barnier's work saying the new proposals constitute "an essential reexamination in Europe of the audit and its role in investor protection."

In a recent article entitled "Accounting Board Criticizes Deloitte's Auditing System," *New York Times* (Oct. 17, 2011) Floyd Norris wrote:

> In an unprecedented rebuke to a major accounting firm, the group that oversees the industry released a report criticizing Deloitte & Touche, saying that it lacked an adequate system of quality control in its audits.
>
> In a report released Monday, the Public Company Accounting Oversight Board chastised a Deloitte culture that it said placed too much faith in officials of the companies being audited.
>
> ....
>
> Until now, the accounting oversight board, which was created by the Sarbanes-Oxley law in 2002 in the wake of failures at Enron and WorldCom, had never released such a report on a major firm.
>
> ....
>
> Board officials have been increasingly critical recently of the failure of the major firms to improve. 'Our inspectors have conducted annual inspections of the largest U.S. audit firms for eight years,' James R. Doty, the board's chairman, said in a speech this month. 'They have reviewed more than 2,800 engagements of such firms and discovered and analyzed hundreds of cases involving what they determined to be audit failures.' He said the firms had made efforts to improve, but that each year more failures were found.
>
> 'I am left,' he said, 'with the inescapable question whether the root of the problem is auditor skepticism, coming to ground in the bedrock of independence. The loss of independence destroys skepticism.'

That in the U.S. the entity created by Sarbanes-Oxley to oversee public company auditing is soliciting views on auditor rotation and that the European Union has proposed mandatory auditor rotation evidences the fact that the Proposal raises a significant policy issue. It certainly is not "ordinary business." In addition to the PCAOB Concept Release and the European Union action evidencing the widespread public debate over the topic, there are numerous recent articles concerning auditor independence and auditor rotation. One article, "Analysis: Decades-Old Auditor Ties Under Scrutiny in U.S.," *Reuters* (Aug. 3, 2011) noted:

> Goldman Sachs has stuck with the same auditing firm since 1926, Coca Cola since 1921, General Electric since 1909 and Procter & Gamble since 1890. That's going back 95, 90, 102 and 121 years.

> Each has relied on a different one of what are known today as the Big Four accounting firms. And now some U.S. accounting reformers are thinking that perhaps enough is enough: the time has come to rotate auditing firms.
>
> Quashed a decade ago during congressional audit reform debates, the hot-button topic of auditor rotation is back, setting up a potential clash between reformers and the firms themselves.

An article in the *Wall Street Journal* on Oct. 19, 2011 entitled "Keeping Auditors on Their Toes: Ex-SEC Chief Levitt Urges Term Limits for Firms Scrutinizing Corporate Finances" stated:

> To the chagrin of many corporate-finance chiefs, regulators on both sides of the Atlantic are considering a rule requiring public companies to switch their auditing firms every several years, in an attempt to keep the often decades-long relationships from growing too chummy.
>
> Arthur Levitt, who headed the Securities and Exchange Commission from 1993 to 2001, is a vocal advocate of the idea.

Numerous articles in the U.S. and international press have covered the PCAOB initiatives and the European Commission's Green Paper on audit policy[10] actions as investors, legislators, and regulators search for ways to enhance auditor independence. In an article entitled "Auditor term limits back in spotlight," in the Canadian accounting journal *The Bottom Line* (October 2011), Lynn Turner, a member of the PCAOB's standing advisory group and a former chief accountant of the Securities and Exchange Commission, stated that "given the regulation around the globe and the role the auditing profession played in the sub-prime economic crisis, and given the disturbing instances of auditor behaviour that members of the PCAOB has publicly cited, this is a wonderful time to re-examine the issue of auditor independence and rotation. It would seem that the PCAOB would be ignoring its mandate if it didn't."

The longstanding and widespread public debate on the issue of auditor rotation as a means of enhancing auditor independence continues to intensify. Very powerful participants, including accounting firms and regulatory bodies are engaged. The Fund's Auditor Rotation Proposal seeks to afford shareholders at Stanley an opportunity to express their views on this important issue.

VI. Rule 14a-8(i)(9) Does Not Provide a Basis for Omitting the Proposal

Stanley also argues that the Proposal is excludable under Rule 14a-9(i)(9) because it directly conflicts with a management proposal to be submitted at the same annual meeting. It states:

> Ernst & Young LLP has provided audit services to the Company continuously for more than seven years. Because the Proposal requests that the Board

[10] European Commission, Green Paper "Audit Policy: Lessons from the Crisis," (October 13, 2010).

> adopt a policy requiring rotation of the Company's independent auditors every seven years, the Company believes that the Proposal is in direct conflict with its proposal to reappoint PricewaterhouseCoopers LLP at the 2012 Annual Meeting.

The Company's interpretation of how the Proposal would operate is incorrect and thus its Rule 14a-8(i)(9) argument fails. The Proposal states:

> **Be it Resolved:** That the shareholders of Stanley Black & Decker, Inc. ("Company") hereby request that the Company's Board Audit Review Committee establish an Audit Firm Rotation Policy that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years.

The Proposal is intended to be prospective. No provision of the Proposal dictates or even suggests that it be given retroactive application. Indeed, it is a precatory proposal requesting that the Board's Audit Committee establish a policy requiring the audit firm rotate off the engagement at least every seven years. The Fund contemplates that if the Proposal receives a majority vote and the Board chooses to implement it, then it would do so in a manner it deems appropriate. The Company should not be allowed to construct a conflict and then benefit from that contrivance. For these reasons, its Rule 14a-8(i)(9) argument should be rejected.

Conclusion

We respectfully submit that Stanley has failed to meet its burden of persuasion with respect to its Rule 14a-8(i)(7) and (i)(9) arguments in support of its request no-action relief for Staff concurrence with its view that it may omit the Fund's Auditor Rotation Proposal from its 2012 proxy materials.

Sincerely,



Kenneth Colombo

Cc: Bruce H. Beatt, Esq.
Robert I. Townsend, III, Esq.
Craig Rosenberg

CRAVATH, SWAINE & MOORE LLP

WORLDWIDE PLAZA
825 EIGHTH AVENUE
NEW YORK, NY 10019-7475

TELEPHONE: (212) 474-1000
FACSIMILE: (212) 474-3700

CITYPOINT
ONE ROPEMAKER STREET
LONDON EC2Y 9HR
TELEPHONE: 44-20-7453-1000
FACSIMILE: 44-20-7860-1150

WRITER'S DIRECT DIAL NUMBER

(212) 474-1964

Stanley Black & Decker, Inc.
Shareholder Proposal of the Sheet Metal Workers'
National Pension Fund
Securities Exchange Act of 1934 Rule 14a-8

November 22, 2011

Ladies and Gentlemen:

On behalf of our client, Stanley Black & Decker, Inc. (the "Company"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal and related supporting statement (the "Proposal") received from the Sheet Metal Workers' National Pension Fund (the "Proponent").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") concur in our view that the Company may, for the reasons set forth below, properly exclude the Proposal from the 2012 Proxy Materials. The Company has advised us as to the factual matters set forth below.

In accordance with Rule 14a-8(j), we have filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being sent concurrently to the Proponent. Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we have submitted this letter, together with the Proposal to the Staff via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the

Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

I. **The Proposal**

The Proponent requests that the following matter be submitted to a vote of the shareholders at the next Annual Meeting of Shareholders:

"Be it Resolved: That the shareholders of Stanley Black & Decker, Inc. ("Company") hereby request that the Company's Board Audit Review Committee establish an Audit Firm Rotation Policy that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years."

The Company received the Proposal on November 9, 2011. A copy of the Proposal, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

II. **Grounds for Omission**

The Company believes that the Proposal may be properly omitted from its 2012 Proxy Materials pursuant to: (A) Rule 14a-8(i)(7) because the Proposal relates to the ordinary business operations of the Company and (B) Rule 14a-8(i)(9) because the Proposal is in direct conflict with a proposal to be submitted by the Company at its 2012 Annual Meeting of Shareholders.

A. The Proposal Relates to the Ordinary Business Operations of the Company.

The Company believes that the Proposal may be properly omitted from the 2012 Proxy pursuant to Rule 14a-8(i)(7), which permits the omission of a shareholder proposal that deals with a matter relating to the ordinary business of a company.

As provided under Connecticut law, the Company's Board of Directors (the "Board") oversees the management of the Company's business and affairs. In accordance with the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), Rule 10A-3 under the Securities Exchange Act of 1934 (the "Exchange Act") and the rules of the New York Stock Exchange, the charter of the Board's Audit Committee (the "Audit Committee") grants the Audit Committee the sole authority and responsibility for the appointment, replacement, compensation and oversight of the work of the Company's independent auditor.

The Audit Committee considers many factors in making its determinations with regard to the Company's independent auditor, including the auditor's skills and expertise, the auditor's independence, and the time, expense and other resources associated with working with the current auditor or engaging a new one. The Proposal would require the Audit Committee to periodically select a new auditing firm whether or not the Audit

Committee considered such a change to be consistent with its determinations in this regard or to be in the best interests of the Company or its shareholders. The Proposal would foreclose the Board's ability to conduct the Company's ordinary business operations by mandating periodic changes in auditors, notwithstanding the Audit Committee's business judgment on the current auditor's qualifications and expertise.

The Division has a long history of viewing proposals that address the method and selection of independent auditors as matters relating to a company's ordinary business. For example, in *J.P. Morgan Chase & Co.* (March 5, 2010), the Staff concurred with the exclusion of a proposal to limit the term of engagement of the company's auditors to five years because "[p]roposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under rule 14a-8(i)(7)." *See also Masco Corp.* (January 13, 2010) (proposal to limit the term of engagement of the company's auditor to five years); *El Paso Corporation* (February 23, 2005) (proposal that auditors be changed every 10 years), *Kohl's Corporation* (January 27, 2004) (proposal that auditors be changed every 10 years), *The Allstate Corporation* (February 5, 2003) (proposal that auditors be changed every four years); *Bank of America Corporation* (January 2, 2003) (proposal that auditors be changed every four years); *WGL Holdings, Inc.* (December 6, 2002) (proposal that auditors be changed at least every five years); *ConAgra Foods, Inc.* (June 14, 2002) (proposal that auditors be changed every four years); *American Financial Group Inc.* (April 4, 2002) (proposal that auditors be changed every four years); *Transamerica Corporation* (March 8, 1996) (proposal requested that the auditors be changed every four years); *General Electric Company* (December 18, 1995) (proposal requested that the auditors be changed every four years); *Texaco Inc.* (August 23, 1993) (proposal that auditors be changed every three to five years as a regular policy); *Southern New England Telecommunications Company* (February 11, 1991) (proposal to limit the service of the company's independent audit firm to not more than four consecutive years and to not more than six years in any ten consecutive years); *Monsanto Company* (January 17, 1989) (proposal, in part, to limit auditors to five-year terms); *Bank of America Corporation* (February 27, 1986) (proposal, in part, to require rotation of company's independent auditors at least every five years); *ITT Corporation* (January 22, 1986) (proposal to require rotation of independent auditors at least every five years); *Mobil Corporation* (January 3, 1986) (proposal to require rotation of independent auditors at least every five years); *Consumers Power Company* (January 3, 1986) (proposal that would require the rotation of the company's independent auditors at least every five years); *Ohio Edison Company* (December 30, 1985) (proposal that would require the rotation of the company's independent auditors at least every seven years); *Pacific Gas and Electric Company* (December 30, 1985) (proposal that would require the rotation of the company's independent auditors at least every five years); and *Firestone Tire & Rubber Company* (November 25, 1980) (proposal recommending the board of directors consider the practice of rotating the company's outside auditors).

In each of the cited no-action letters, the Division confirmed that proposals dealing with the method of selecting independent auditors were related to ordinary business matters, and the Division indicated that it would not recommend enforcement action if the subject proposals were omitted. Consistent with the extensive precedents referenced above, the Company believes that the Proposal is excludable under Rule 14a-8(i)(7).

B. The Proposal Directly Conflicts with the Company's Proposal To Have Its Shareholders Approve the Appointment of the Independent Auditors at the Same Meeting.

The Company believes that the Proposal is also excludable under Rule 14a-8(i)(9), which allows exclusion of proposals that directly conflict with one of the company's own proposals to be submitted at the same meeting.

The Company anticipates that the Audit Committee will appoint Ernst & Young LLP as the Company's independent auditor to audit its consolidated financial statements for the 2012 fiscal year, and will recommend to its shareholders a vote for their approval of such appointment in the 2012 Proxy Materials. Ernst & Young LLP has provided audit services to the Company continuously for more than seven years. Because the Proposal requests that the Board adopt a policy requiring rotation of the Company's independent auditors every seven years, the Company believes that the Proposal is in direct conflict with its proposal to reappoint Ernst & Young LLP at the 2012 Annual Meeting. Thus, if included in the 2012 Proxy, an affirmative vote on both the Company's proposal and the Proponent's Proposal could lead to an inconsistent mandate from shareholders.

It is well established under Rule 14a-8(i)(9) that a company may omit a shareholder proposal where there is some basis for concluding that an affirmative vote on both the proponent's proposal and the company's proposal would lead to an inconsistent, ambiguous or inconclusive mandate from the company's shareholders. Directly on point is *B.F. Saul Real Estate Investment Trust* (publicly available November 24, 1981), where the Division held that a proposal to select auditors that were independent of the B.F. Saul family could be omitted since it was counter to management's submission to share owners of the ratification of a firm as independent auditors. *See also, Phillips-Van Heusen Corporation* (publicly available April 21, 2000) (allowing exclusion of a proposal limiting directors' bonus incentive and option plans that conflicted with company proposals to adopt incentive and option plans); *Unicom Corporation* (publicly available February 14, 2000) (allowing exclusion of a proposal mandating that the company reject a proposed merger that conflicted with a company proposal to approve such merger); *Scudder New Europe Fund, Inc.* (publicly available April 29, 1999) (allowing exclusion of a proposal contrary to a company merger proposal); and *General Electric Company* (publicly available January 28, 1997) (allowing exclusion of a proposal requiring modifications to a company's stock option plans because such modifications conflicted with the terms and conditions of a company proposal to adopt a new employee stock option plan). For all of the reasons stated above, the Company believes that the Proposal is directly counter to its proposal to approve the appointment of Ernst & Young LLP as its independent auditor for the 2012 fiscal year, and is therefore excludable under Rule 14a-8(i)(9).

III. Conclusion

Based on the foregoing, we hereby respectfully request that the Staff concur in our view that the Proposal may be properly excluded from the Company's 2012 Proxy Materials. If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may omit the Proposal from its 2012 Proxy Materials, please contact me at (212) 474-1964. I would appreciate your sending your response by facsimile to me at (212) 765-1047 as well as to the Company, attention of Bruce H. Beatt, Esq., Senior Vice President, General Counsel and Secretary at (860) 827-3911.

Very truly yours,



Robert I. Townsend, III

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Encls.

Copy w/encls. to:

Kenneth Colombo
Corporate Governance Advisor, Sheet Metal Workers' National Pension Fund
601 N. Fairfax Street, Suite 500
Alexandria, Virginia 22314

Craig Rosenberg
ProxyVote Plus
One Lane Center
1200 Shermer Road, Suite 216
Northbrook, Illinois 60062

Bruce H. Beatt, Esq.
Senior Vice President, General Counsel and Secretary, Stanley Black & Decker, Inc.
1000 Stanley Drive
New Britain, CT 06053

VIA EMAIL AND FEDEX

EXHIBIT A

SHEET METAL WORKERS' NATIONAL PENSION FUND



RECEIVED NOV - 9 2011

FACSIMILE TRANSMITTAL SHEET

TO: BRUCE H. BEATT Secretary	FROM: KENNETH COLOMBO
COMPANY: Stanley Black & Decker, Inc.	DATE: NOVEMBER 09, 2011
FAX NUMBER: 860-827-3911	TOTAL NO. OF PAGES INCLUDING COVER: 5
PHONE NUMBER: 860-225-5111	CC: Craig Rosenberg (847) 205-0293
RE: Shareholder Resolution	

☒ *URGENT* ☐ PLEASE COMMENT ☐ PLEASE REPLY

NOTES/COMMENTS:

601 N. FAIRFAX STREET, SUITE 500,
ALEXANDRIA, VA 22314
(703)739-7000 OR
(703) 683-0932 FAX

SHEET METAL WORKERS' NATIONAL PENSION FUND



RECEIVED NOV - 9 2011

[Sent via fax and via UPS]

November 09, 2011

Bruce H. Beatt, Secretary
Stanley Black & Decker, Inc.
1000 Stanley Drive
New Britain, CT 06053

Re: Audit Firm Rotation Proposal

Mr. Beatt:

On behalf of the Sheet Metal Workers' National Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Stanley Black & Decker, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal addresses the issue of our companies audit firm rotation. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 50,400 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Sheet Metal Worker pension funds are long-term holders of the Company's common stock.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314 (703) 739-7000 facsimile (703) 683-0932

SHEET METAL WORKERS' NATIONAL PENSION FUND

If you have any questions or wish to discuss the Proposal, please contact me at (703) 739-7018 or Kcolombo@smwnpf.org. Copies of correspondence or a request for a "no-action" letter should be directed to me at Sheet Metal Workers' National Pension Fund, 601 N. Fairfax Street, Suite 500, Alexandria, VA 22314.

Copies should also be forwarded to Mr. Craig Rosenberg, ProxyVote Plus, One Lane Center, 1200 Shermer Rd., Suite 216, Northbrook, IL 60062.

Sincerely,



Kenneth Colombo
Corporate Governance Advisor

Enclosure

cc: Craig Rosenberg

Audit Firm Rotation Policy Proposal

Be it Resolved: That the shareholders of Stanley Black & Decker, Inc. ("Company") hereby request that the Company's Board Audit Review Committee establish an Audit Firm Rotation Policy that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years.

Supporting Statement: Audit firm independence is fundamentally important to the integrity of the public company financial reporting system that underpins our nation's capital markets. In a system in which audit clients pay for-profit accounting firms to perform financial statement audits, every effort must be made to ensure accounting firm independence. One important reform to advance the independence, skepticism, and objectivity accounting firms have toward their audit clients is a mandatory auditor rotation requirement.

Information gathered on the current terms of engagement between audit firms and client corporations indicates that at the largest 500 companies based on market capitalization long-,term auditor-client relationships are prevalent: for the largest 100 companies, auditor tenure averages 28 years, while the average tenure at the 500 largest companies is 21 years. These long-term financial relationships result in the payment to the audit firm of hundreds of millions of dollars over the average period of engagement. According to its recent proxy statements, Stanley Black & Decker, Inc. has paid its audit firm, Ernst & Young LLP a total of $73,071,829 in total fees over the last 7 years alone.

Auditor independence is described by the Public Company Accounting Oversight Board (PCAOB), an organization established to set and monitor accounting standards and practices, as "both a description of the relationship between auditor and client and the mindset with which the auditor must approach his or her duty to serve the public." (PCAOB Release No. 2011-055, August 16, 2011). One measure of an independent mindset is the auditor's ability to exercise "professional skepticism," which is "an attitude that includes a questioning mind and a critical assessment of audit evidence." PCAOB standards require an auditor to conduct an audit engagement "with a mindset that recognizes the possibility that a material misstatement due to fraud could be present, regardless of any past experience with the entity and regardless of the auditor's belief about management's honesty and integrity."

Instances of systemic accounting fraud in the market have prompted various legislative and regulatory reforms to the audit process, including audit partner rotation requirements, limits on the non-audit services that can be provided by accounting firms to audit clients, and enhanced responsibilities for board audit committees. Despite these important reforms, recent PCAOB investigations often reveal "audit deficiencies that may be attributable to a failure to exercise the required professional skepticism and objectivity."

We believe that an important next step in improving the integrity of the public company audit system is to establish a mandatory audit firm rotation requirement of seven years. The periodic audit firm rotation by public company clients would limit long-term client-audit firm relationships that may compromise the independence of the audit firm's work.



Sent Via Fax : 860-827-3911

November 17, 2011

Bruce H. Beatt
Secretary
Stanley Black & Decker, Inc.
1000 Stanley Drive
New Britain, CT 06053

Dear Bruce:

BNY Mellon is the record holder for 50,400 shares of Stanley Black & Decker, Inc. ("Company") common stock held for the benefit of the Sheet Metal Workers' National Pension Fund ("Fund"). The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to 11/9/2011, the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

Sincerely,

Jana Lyons
Vice President
jana.lyons@bnymellon.com
412-234-0264

enc.

cc: Kenneth Colombo, Sheet Metal Workers

500 Grant Street, BNY Mellon Center, Suite 0625, Pittsburgh, PA 15258
T 412 234 4100 www.bnymellon.com

Pages 13 through 18 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***